KIRKLAND LAKE GOLD ANNOUNCES NEW MEASURES IN RESPONSE TO COVID-19

Toronto, Ontario - April 2, 2020, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced additional business reductions in response to the COVID-19 pandemic, including the temporary suspension of operations at the Holt Complex in Northern Ontario, and a move to reduced operations at the Macassa Mine in Kirkland Lake, Ontario. The new measures, which are in effect until April 30, 2020, follow the transition of the Detour Lake Mine to reduced operations effective March 23, 2020 (see press release dated March 22, 2020 for more information). The health and safety of employees is Kirkland Lake Gold’s number one priority. Workers impacted by the reductions being announced today will receive their base wages for the month of April.

The latest business reductions are in response to recent developments related to the COVID-19 virus, including increased border restrictions between Ontario and Quebec, which is making the movement of workers increasingly difficult. Both Macassa and the Holt Complex have a significant number of employees and contractors resident in Quebec who travel to Ontario for work. Essential activities at both operations, that will continue, are being completed entirely by a local, Ontario-based workforce.

The Company also announced today that, with the transition of the Macassa and Detour Lake mines to reduced operations and the temporary suspension of operations at the Holt Complex, the Company is withdrawing its 2020 guidance until further notice. The Company’s guidance for the year will be updated once normal operations have resumed at both Macassa and Detour Lake. The Company’s Fosterville Mine remains in operation with company-wide COVID-19 health and safety protocols having been implemented.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We are working very hard to respond quickly and responsibly to new developments related to the COVID-19 pandemic. In terms of the measures being announced today, we do not make decisions to suspend or reduce operations lightly, recognizing the impact such decisions can have on employment as well as community investment and support. Having said that, the recent developments related to COVID-19, such as new limits on inter-provincial travel, has made it increasingly difficult to maintain normal business activities at Macassa and Holt Complex. We have, therefore, concluded that the best course of action is to reduce operations at Macassa and temporarily suspend operations at the Holt Complex until April 30, 2020. In cases where workers are impacted by these new measures, we have committed to providing their base wages for the month of April to help them get through these very difficult times.”

The health and safety of employees is Kirkland Lake Gold’s number one priority. A COVID-19 Management Task Force meets daily to assess emerging developments and identify new measures required to protect the Company’s people, their families and communities.
Key measures introduced to date include:

•	Reduced operations at Macassa and Detour Lake, with operations being suspended at Holt Complex;

•	Remote work for all employees able to productively work from home;

•	All non-essential work suspended; all non-essential visits to site prohibited until further notice;

•	Medical screening of all individuals prior to entry to worksites;

•	Increased cleaning and sanitizing of work areas and equipment at all locations, including accommodations and the cafeteria at the Detour Lake Mine;

•	Medical procedures enhanced for the testing, isolation, care and transportation of employees showing symptoms;

•	Mandatory social distancing with work rosters significantly reduced; start times and work schedules staggered and the separation of workers using floor markings and barriers in confined areas;

•	Improved food safety with removal of all self-service food options; individual wrapping of meals and desserts and separation of workers by removing chairs and moving tables;

•	Job protection for workers in quarantine or self-isolation due to COVID-19, or those needing to miss work to care for children as a result of school or daycare closures;

•	Travel restrictions with all international and inter-provincial travel prohibited and mandatory self-quarantine for anyone returning from international trips; and,

•	Supply Chain management group working to ensure availability of all critical goods and services during period of reduced movement of goods and services.

Macassa Mine
The Macassa Mine is operating at reduced levels until April 30, 2020, with ongoing work focused on production as well as water and environmental management. All non-essential activities have been suspended, including exploration drilling, work on a new surface ramp and mill upgrades. Work on the new #4 shaft project is continuing at reduced levels, with the project remaining on schedule and budget. Employees off work during the period of reduced operations will receive their base wages for the month of April.

Detour Lake Mine
The Company transitioned Detour Lake Mine to reduced operations effective March 23, 2020. Continuing activities at the mine include mill processing of reduced feed from the open pit and stockpiled ore, management of water levels during the spring run-off and environmental management activities. All personnel not essential for the performance of these activities are off work until April 30, 2020 with base wages being provided to impacted workers for a month after they stopped working. Approximately 300 workers are currently on site performing the essential activities during reduced operations (approximately 30% of the normal workforce during full operations). In addition to company-wide health and safety protocols, a number of additional measures applicable to a camp operation have been added to Detour Lake’s efforts to protect workers, including processes for assessment, isolation and ambulatory evacuation of employees showing any kind of symptoms, increased food and hygiene safety and a greater frequency of cleaning.

Holt Complex
The Company is suspending operations at the Holt Complex until April 30, 2020, with the Holt and Taylor mines, and Holt Mill, being placed on temporary care and maintenance. The Holloway Mine, also part of the Holt Complex, was placed on permanent care and maintenance in early March. Most of the 529 employees at the Holt Complex will be off work while operations remain suspended, with the Company committing to provide basic wages to all workers for the month of April. A small number of employees will continue to work at the Holt and Taylor mines and Holt Mill during this period.

Australia
Fosterville Mine continues to operate at full levels of production. The Company’s COVID-19 health and safety protocols, including the suspension of all non-essential work, have been introduced at Fosterville on a precautionary basis. There have been no reported cases of COVID-19 in the Bendigo area of Victoria, Australia to date. A separate Australian Management Task Force, which is in addition to the Company-wide Management Task Force, meets daily to assess emerging developments specific to Australia and the State of Victoria.

In the Northern Territory, the Company has permanently suspended test mining at the Cosmo Mine and test processing at the Union Reefs Mill. Test production commenced in October 2019 as part of an advanced exploration program intended to assess the potential for a resumption of commercial operations in the Northern Territory assets. These assets were placed on care and maintenance in June 2017. Based on results since last October, as well as other priorities for capital investments and growth, the Company determined that additional test mining and processing was not warranted at the present time. The Company has also suspended all exploration drilling. A small workforce remains in the Northern Territory to complete ongoing rehabilitation programs.

Also in Australia, the Company announced that Ian Holland has departed the role of Vice President, Australian Operations for the Company. Mr. Holland will continue to support the advancement of the Company’s business activities a consulting basis. Duncan King, currently Vice President, Mining (Kirkland Lake), is assuming the role of Vice President, Australian Operations on an interim basis.

Mr. Makuch commented: “Ian’s leadership has been instrumental in the success of Fosterville, and Kirkland Lake Gold in general, over the last few years. We thank him for his contribution and look forward to benefiting from his continued involvement in the Company’s advancement and growth on a consulting basis going forward. We have a strong and effective team in Australia and expect continued success at Fosterville as Duncan assumes his new role.”

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.
For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding the reduction of operations at the Macassa and Detour Lake mines, and suspension of operations at the Holt Complex, and anticipated effects thereof, the ability of the Macassa and Detour Lake mines and Holt Complex to fully resume operations effective April 30, 2020 and the anticipated overall impact of the Company’s COVID 19 response plan.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID 19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic and the risk of future shut downs as a result thereof; future development and growth potential of the Company’s projects; future exploration activities planned at the Canadian and Australian properties; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2019 and financial statements and related MD&A for the financial year ended December 31, 2019 and 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com